EXHIBIT 21.1

MATRIX SERVICE

Subsidiaries

Matrix Service Inc., an Oklahoma corporation

Matrix Service Industrial Contractors, Inc., an Oklahoma corporation

Matrix Service, Inc. Canada, an Ontario, Canada corporation

Matrix Service Industrial Contractors Canada, Inc.

Matrix Service Industrial Contractors ULC

Hake Group, Inc., a Delaware corporation

Bogan, Inc. (including Fiberspec, a division), a Pennsylvania corporation

Matrix Service Specialized Transport, Inc., a Pennsylvania corporation

Hover Systems, Inc., a Pennsylvania corporation

I & S, Inc., a Pennsylvania corporation

McBish Management, Inc., a Pennsylvania corporation

Mechanical Construction, Inc., a Delaware corporation

Mid-Atlantic Constructors, Inc., a Pennsylvania corporation

Talbot Realty, Inc., a Pennsylvania corporation

Bish Investments, Inc., a Delaware corporation

Hake, L.L.C., a Pennsylvania limited liability company

I & S Joint Venture, L.L.C., a Pennsylvania limited liability company